                                EARNINGS RELEASE                      [AMF LOGO]
================================================================================
8100 AMF Drive                               Contact:    Stephen E. Hare
Richmond, VA 23111                                       Chief Financial Officer
                                                         (804) 730-4401

FOR IMMEDIATE RELEASE
MAY 15, 1997


AMF BOWLING WORLDWIDE REPORTS AN INCREASE OF 29% IN OPERATING CASH FLOW FOR THE FIRST QUARTER


Richmond, VA, May 15, 1997 -- AMF Bowling Worldwide today reported revenue of $157.6 million for the quarter ended March 31, 1997 compared with $122.7 million for the first quarter of 1996, an increase of 28.4%. Operating cash flow (earnings before interest, income taxes, depreciation and amortization or "EBITDA") was $50.2 million in the current quarter compared with $38.9 million for the first quarter of 1996, an increase of 29.0%. Operating results for 1996 are presented on a pro forma basis to provide more meaningful comparisons with 1997.


OPERATING RESULTS BY BUSINESS

AMF's Bowling Centers generated a revenue increase of 31.5% to $108.5 million and an operating cash flow increase of 29.3% to $41.9 million for the first quarter of 1997 versus 1996. EBITDA margin (EBITDA as a percent of revenue) decreased from 39.3% in 1996 to 38.6% in 1997. Revenue and operating cash flow for the quarter ended March 31, 1997 were favorably impacted by the inclusion of results for the 72 bowling centers acquired since May, 1996, and by an increase in lineage.

AMF's Bowling Products generated a revenue increase of 20.9% to $52.0 million and an increase in operating cash flow of 25.0% to $12.0 million for the first quarter of 1997 versus 1996. EBITDA margin increased from 22.3% in 1996 to 23.1% in 1997. The improvement in operating performance for Bowling Products during the first quarter of 1997 resulted primarily from increased levels of New Center Product ("NCP") shipments to the U.S. and several international markets including Japan and Malaysia. NCP order rates remained strong during the quarter, especially in China, with a total backlog of 1,625 units as of March 31, 1997 versus 1,488 units last year.

Page 2 - AMF Bowling Worldwide Reports an Increase of 29% in Operating Cash Flow for the First Quarter


ACQUISITION PROGRAM

In May 1996, the Company launched an ongoing acquisition program for bowling centers in the U.S. and selected international markets. On April 24, 1997, the Company completed the acquisition of the American Recreation Centers chain consisting of 43 bowling centers. In total since May 1996, the Company has acquired 112 bowling centers in the U.S. and 6 in the United Kingdom. The combined purchase price for these acquisitions was approximately $221 million and has been funded with a $40 million equity contribution from its institutional stockholders, $167 million of borrowings from the Acquisition Facility under its Bank Credit Agreement, and from internally generated cash of the Company. As a result of these acquisitions, AMF owns or operates 317 U.S. and 84 international bowling centers as of April 30, 1997.


JOINT VENTURE UPDATE

On April 21, 1997, AMF announced that it has entered into a $40 million joint venture with Hong Leong Corporation Limited, a Singapore-based conglomerate. The joint venture, owned 50% each by AMF and Hong Leong, initially plans to build and operate up to 20 bowling centers to be located in the Philippines, Malaysia, Indonesia, Thailand, Vietnam and China. AMF will be the exclusive bowling equipment supplier and will provide a variety of training and technical services to the joint venture.

"Our partnership with Hong Leong Corporation provides us with the opportunity to accelerate our growth in one of the most dynamic bowling markets in the world," noted Douglas J. Stanard, AMF's President and Chief Operating Officer. "In addition, these centers will be state-of-the-art facilities with a variety of recreational options, creating showcase centers for what bowling will become in the next century."

FINANCING UPDATE

In January 1997, the Company completed an amendment to its $715 million Bank Credit Agreement to increase the flexibility and borrowing capacity of its ongoing acquisition program. In conjunction with the amendment, the Company issued $65 million of long term debt and used the proceeds to reduce the outstanding borrowings under its Acquisition Facility. As a result, the Company increased the availability for borrowings under its Acquisition Facility to $150 million.

FIRST QUARTER REVIEW AND OUTLOOK

Stephen E. Hare, AMF's Chief Financial Officer, said "Our first quarter results highlight the success of our ongoing acquisition program to acquire, integrate and enhance operating performance of newly acquired bowling centers. In addition, we were pleased to see an increase in NCP shipments to a variety of U.S. and international markets, which combined with a growing NCP backlog, continues to favorably position the Company for growth during 1997."

AMF Bowling Worldwide, headquartered in Richmond, Virginia, is the largest owner and operator of bowling centers in the world. AMF is also one of the world's leading manufacturers and marketers of bowling products.
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                           AMF BOWLING WORLDWIDE (1)

                               FINANCIAL SUMMARY

                                 (IN MILLIONS)


                                                                                FOR THE QUARTER ENDED MARCH 31,
                                                                         ------------------------------------------
                                                                               1997                        1996(2)
                                                                         -----------                   ------------
 Revenue                                                                     $157.6                         $122.7
 EBITDA(3)                                                                     50.2                           38.9

                                 CAPITALIZATION


                                                                  MARCH 31, 1997              DECEMBER 31, 1996
                                                               ----------------------       ------------------------
 Cash and Cash Equivalents                                                     $53.1                          $43.6
                                                               ======================       ========================
 Debt:
    Working Capital Facility                                                   $10.0                            $--
    Acquisition Facility                                                        27.5                           73.5
    Term Loans                                                                 556.1                          491.0
    10 7/8% Senior Subordinated Notes                                          250.0                          250.0
    12 1/4% Senior Subordinated Discount Notes                                 283.0                          274.7
    Other Debt                                                                   2.0                            2.0
                                                               ----------------------       ------------------------
 Total Debt                                                                  1,128.6                        1,091.2
 Stockholder's Equity                                                          404.4                          408.7
                                                               ----------------------       ------------------------
 Total Capitalization                                                       $1,533.0                       $1,500.0
                                                               ======================       ========================

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(1)    AMF Group Inc.

(2) Pro forma operating results have been presented for 1996 to provide a more meaningful comparison with 1997 results. The pro forma results include operations for the Predecessor Company ("AMF Bowling Group") through March 31, 1996. Pro forma adjustments for the quarter ended March 31, 1996: i) eliminate two bowling centers retained by the Sellers, and ii) reclassify certain Bowling Centers and Bowling Products administrative costs of $1.0 million and $1.5 million, respectively, to Corporate.

(3) Represents a measure of operating cash flow defined as earnings before net interest expense, income taxes, depreciation and amortization, and other income and expenses, net.
                                       .

                           AMF BOWLING WORLDWIDE (1)

                              SEGMENT INFORMATION
                                 (IN MILLIONS)

                                 FIRST QUARTER      SECOND QUARTER      THIRD QUARTER      FOURTH QUARTER              YEAR
                                 -------------      --------------      -------------      --------------              ----

1997 Revenue
------------
Bowling Centers                          $108.5                                                                      $108.5
Bowling Products                           52.0                                                                        52.0
Intersegment Elimination                  (2.9)                                                                       (2.9)
                                       ----------                                                                   --------
TOTAL                                    $157.6                                                                      $157.6

1996 Revenue(2)
------------
Bowling Centers                           $82.5                $64.7             $65.4               $94.7           $307.3
Bowling Products                           43.0                 53.8              68.8                86.5            252.1
Intersegment Elimination                  (2.8)                (3.7)             (2.4)               (1.6)           (10.5)
                                       ----------            --------          --------            --------         --------
TOTAL                                    $122.7               $114.8            $131.8              $179.6           $548.9

1997 EBITDA(3)
-----------
Bowling Centers                           $41.9                                                                       $41.9
Bowling Products                           12.0                                                                        12.0
Corporate                                 (3.6)                                                                       (3.6)
Intersegment Elimination                  (0.1)                                                                       (0.1)
                                       ----------                                                                   --------
TOTAL                                     $50.2                                                                       $50.2

1996 EBITDA (2)(3)
-----------
Bowling Centers                           $32.4                $16.2             $15.3               $32.1            $96.0
Bowling Products                            9.6                 13.7              19.3                20.3             62.9
Corporate                                 (2.5)                (2.1)             (2.4)               (4.7)           (11.7)
Intersegment Elimination                  (0.6)                (0.9)               0.0               (0.2)            (1.7)
                                       ----------            --------          --------            --------         --------
TOTAL                                     $38.9                $26.9             $32.2               $47.5           $145.5

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See notes (1-3) to Financial Summary.